Meiguo Ventures I, Inc.
                     28248 North Tatum Blvd., Suite B-1-434
                            Cave Creek, Arizona 85331
                                 (602) 300-0432

                                  June 22, 2010

Sent Via Fax to (703) 813-6982 and EDGAR

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington D.C. 20549
Attn: Mr. Norman Gholson
      Attorney-Advisor, Division of Corporation finance

RE: Meiguo Ventures I, Inc.
    Form S-1/Amendment No. 3
    Filed June 22, 2010
    File Number 333-165726

Dear Mr. Gholson:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended ("Act"), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 08:30 a.m., eastern daylight time, on June 25, 2010, or as soon thereafter as practicable. By making this request for acceleration, the undersigned and the Company hereby acknowledge and accept their respective responsibilities under the Act and the Securities Exchange Act of 1934.

     The Company also acknowledges that:

     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Meiguo Ventures I, Inc.



By: /s/ David W. Keaveney
   ----------------------------------
   David W. Keaveney, President